Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	13:35 18-Jan-07
Number	7579P
RNS Number:7579P
Wolseley PLC
18 January 2007
NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES AND CONNECTED PERSONS
Wolseley plc confirms that Mr F N Hord, who is responsible for the Company’s US Building Materials Distribution business, has today increased his shareholding in the Company by 10,000 ordinary shares.
Mr Hord has exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme and has retained 10,000 of such shares issued to him, selling 30,000 ordinary shares at 1305.0771 pence per share.

		Exercise price
Director’s	No. of options	per share	No. of shares	Date of
Name	exercised	(in pence)	acquired	acquisition
Mr F N Hord	40,000	349.75p	40,000	18.01.07
As a result of the above transactions, Mr Hord now holds 101,489 ordinary shares in the Company.
FURTHER INFORMATION:
Wolseley plc
Tel: 0118 929 8700
Mark J White — Group Company Secretary & Counsel
Guy Stainer — Head of Investor Relations
This information is provided by RNS
The company news service from the London Stock Exchange
END